Entity	Country of Registration
Hilbeck Trading Limited	Cyprus
CryptoLogic Callco ULC	Canada
CryptoLogic Exchange Corporation	Canada
CryptoLogic Inc.	Canada
A.L.I. Online Inc.	Canada
WagerLogic Limited	Cyprus
Gaming Portals Limited	Ireland
Wagerlogic (Ireland) Limited	Ireland
'WagerLogic Malta Software Limited	Malta
'WagerLogic Malta Holdings Lmiited	Malta
'WagerLogic Malta Casino Limited	Malta
'WagerLogic Malta Poker Limited	Malta
Ecash Direct UK Limited	UK
Adsdotcom Limited	UK